UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Lexar Media, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

52886P104

(CUSIP Number)

Roderic W. Lewis, Esq.

General Counsel

Micron Technology, Inc.

8000 S. Federal Way

Boise, Idaho 83716-9632

(208) 368-4000

With a copy to:

Kenton J. King, Esq.

Celeste E. Greene, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue, Suite 1100

Palo Alto, California 94301

(650) 470-4500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 6, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52886P104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Micron Technology, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, as applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,000

	8.	Shared Voting Power 16,088,985 (1)

	9.	Sole Dispositive Power 1,000

	10.	Shared Dispositive Power 16,088,985 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,089,985 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.5%(2)

14.	Type of Reporting Person (See Instructions) CO

(1)  Includes (a) shares and options held by directors, officers or affiliates of directors of Lexar as of March 8, 2006 and shares issuable upon the exercise of options exercisable within 60 days held by directors, officers or affiliates of directors of Lexar as of March 8, 2006 and (b) shares over which Glenview Capital Management, LLC and certain affiliated individuals and entities had voting authority or control as of June 6, 2006.

(2)  Based on 82,688,092 issued and outstanding shares of Common Stock (as defined in Item 1 below) as of April 28, 2006 plus 4,460,706 shares of Common Stock issuable upon the exercise of options exercisable within 60 days held by directors, officers or affiliates of directors of Lexar as of March 8, 2006.

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D hereby amends and supplements the statement of beneficial ownership on Schedule 13D initially filed by Micron Technology, Inc. ("Micron") on March 20, 2006, relating to the common stock, $0.0001 par value (the “Common Stock”), of Lexar Media, Inc., a Delaware corporation (the “Issuer”).

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 is hereby amended and supplemented by adding the following:

Micron paid a total consideration of $9,949.60 in connection with the purchase of 1,000 shares of Common Stock acquired by it on June 1, 2006, which was paid from Micron's cash on hand.   Micron did not pay any consideration in connection with the execution and delivery of the letter agreement (the "Letter Agreement"), dated June 6, 2006, with Glenview Capital Management LLC ("Glenview') described in Item 4 below.

Item 4.	Purpose of Transaction
Item 4 is hereby amended and supplemented by adding the following:

On June 1, 2006, Micron purchased 1,000 shares of Common Stock at a price per share of $9.89 in an open market purchase in order to increase its beneficial ownership and to acquire direct and sole beneficial ownership of such shares.

On June 4, 2006, the Issuer, Micron and March 2006 Merger Corp., a Delaware corporation and direct wholly-owned subsidiary of Micron (“Acquisition Co”), entered into the Second Amendment (the "Second Amendment") to the Agreement and Plan of Merger (as amended through the date hereof, the “Merger Agreement”), dated as of March 8, 2006, by and among the Issuer, Micron and Acquisition Co.   The Second Amendment amends the Merger Agreement by increasing the exchange ratio that the holder of each outstanding share of Common Stock would receive in the merger contemplated by the Merger Agreement from 0.5625 shares of Micron common stock to 0.5925 shares of Micron common stock.

On June 6, 2006, Micron and Glenview entered into the Letter Agreement that provides that Glenview and certain affiliated individuals and entities will vote or cause to be voted all shares of Common Stock, over which Glenview and certain affiliated individuals and entities have voting authority or control, in favor of the proposal to adopt the Merger Agreement at the special meeting of Lexar stockholders to be held on June 16, 2006 or any adjournment or postponement thereof.  Glenview also agreed to file an amendment to its Schedule 13D to such effect.

The Issuer and Micron issued a press release on June 5, 2006, announcing the execution of the Second Amendment.  The Second Amendment, the Letter Agreement and the press release are filed as Exhibits 99.1, Exhibit 99.2 and Exhibit 99.3 hereto, respectively, and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented by adding the following:

(a) For the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, Micron may be deemed to have shared beneficial ownership of 6,351,616 shares of Common Stock pursuant to the Letter Agreement in addition to the 9,737,369 shares of Common Stock that Micron may be deemed to have shared beneficial ownership pursuant to the Voting Agreements.  When added to the 1,000 shares of Common Stock that Micron acquired pursuant Micron's open market purchase on June, 1, 2006, this represents an aggregate of 16,089,985 shares of Common Stock, or 18.5% of the outstanding shares of Common Stock as of April 28, 2006.

(b) For the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, Micron may be deemed to have shared power to vote or to direct the voting of 6,351,616 shares of Common Stock pursuant to the Letter Agreement, in addition to the 9,737,369 shares of Common Stock that Micron may be deemed to have shared power to vote or to direct the vote pursuant to the Voting Agreements.  Micron has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 1,000 shares of Common Stock.

(c) Except as described in this Amendment No. 1 to Schedule 13D or the Schedule 13D originally filed on March 20, 2006, during the past 60 days there have been no other transactions in the securities of the Issuer effected by Micron or, to the knowledge of Micron, the other persons named in Item 2.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits
Exhibit 99.1

Second Amendment , dated as of June 4, 2006, to the Agreement and Plan of Merger, dated as of March 8, 2006, by and among Micron Technology, Inc., Lexar Media, Inc. and March 2006 Merger Corp. (incorporated herein by reference to Exhibit 2.1 to Micron's Current Report on Form 8-K, filed on June 5, 2006).

Exhibit 99.2

Letter Agreement, dated as of June 6, 2006, by and between Micron Technology, Inc. and Glenview Capital Management, LLC (incorporated herein by reference to Exhibit 2.1 to Micron's Current Report on Form 8-K, filed on June 7, 2006).

Exhibit 99.3	Press Release, dated June 5, 2006, announcing the Second Amendment (incorporated herein by reference to Exhibit 99.1 to Micron's Current Report on Form 8-K, filed on June 5, 2006).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 7, 2006
Date
MICRON TECHNOLOGY, INC. /s/ Steven R. Appleton
Signature
Steven R. Appleton Chairman of the Board of Directors, Chief Executive Officer and President
Name/Title